Filed by Medscape, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Commission File Number: 000-26883
Subject Company: Medscape, Inc.

THE FOLLOWING COMMUNICATION IS FILED PURSUANT TO RULES 165 AND 425 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY MEDICALOGIC, INC. (NASD:MDLI) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER WITH MEDSCAPE, INC. BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS FILED BY MEDICALOGIC, INC. WITH THE SEC AT WWW.SEC.GOV.

                            *************************

The following is a press release disseminated by Medscape, Inc. on April 25, 2000.

              MEDSCAPE, INC. GROWS FIRST QUARTER 2000 REVENUES 265%
                   AND PAGE VIEWS 169% VS. FIRST QUARTER 1999

                 Registered Membership Crosses 2.2 Million Mark,
                   Including 350,000 Registered as Physicians

                 Proposed Merger with MedicaLogic Moves Forward;

            New Company to Provide Electronic Records, Information,
                        Other Services at Point of Care

NEW YORK, Apr 25, 2000 --

Medscape, Inc. (NASDAQ NM: MSCP), a leading provider of authoritative health and medical information on the Internet since 1995, today announced a 265% increase in revenues and a 169% increase in page views for the first quarter ended March 31, 2000, compared to the same period last year, with the Company reaching more than 2.2 million registered members worldwide, including over 350,000 registered as physicians.

Medscape reported the following financial and statistical highlights for the quarter:

- Medscape achieved record revenue of $6 million, a 265% increase over the $1.6 million generated in the first quarter of 1999, and a 50% increase over the fourth quarter of 1999. The increase was due primarily to strong advertising and sponsorship sales.

- Registered membership for all of Medscape reached more than 2.2 million worldwide, up 94% versus the first quarter of last year and 22% compared to the fourth quarter of 1999. At the close of the first quarter, members registered as physicians had risen to over 350,000, allied healthcare professionals to more than 1,000,000 and consumers to over 800,000, all new records for the Company. Nearly half of the physicians are based in the United States.

- Total page views were over 53 million, up 169% versus the first quarter of last year and 58% above the fourth quarter of 1999. In addition, according to Media Metrix, Medscape remains the "stickiest" eHealthcare site, with visitors spending an average of more than 8 minutes per month on Medscape in March.

- In addition to Medscape's strong growth in physician members, the Company has now created customized Web sites for more than 10,000 medical practices across the United States.

- The Company reported a first quarter loss -- excluding amortization of deferred stock compensation and merger-related costs -- of $20.5 million, or $0.46 per share, compared to a loss of $22.5 million or $0.50 per share in the fourth quarter of 1999. The net loss in the first quarter included $10 million of non-cash charges related to Medscape's use of promotional opportunities through its partnerships with the CBS Corporation and National Data Corporation.

- Including amortization of deferred stock compensation and merger-related costs, the first quarter loss was $23.7 million. Merger-related costs for the first quarter amounted to $2.4 million. Medscape also reported continuing progress toward completion of its proposed merger with MedicaLogic, Inc. (NASDAQ:MDLI), The Online Health Record Company(TM). Transition teams are moving ahead with integration plans, as the companies await necessary shareholder votes scheduled for Medscape, MedicaLogic and Total eMed. Medscape's shareholder vote is scheduled for May 15, 2000.

"With our strong financial results and the merger announcement, this was another important and exciting quarter for Medscape," said President and CEO Paul Sheils. "We continued to benefit from solid advertising and sponsorship sales based on expanding relationships with pharmaceutical and medical device companies and other clients. We also continued to build partnerships to further develop our market research arm, and to pursue and execute our international growth strategy."

Sheils added, "Since Medscape's sites began offering access to MedicaLogic's products immediately after our February 22 merger announcement, we have seen a significant increase in the number of clinicians accessing and signing up daily for the Logician Internet medical record product. We're looking forward to combining three companies with the complementary products, strategic partnerships, financial strength and experience necessary to bring real change to 'eHealthcare' where physicians and patients come together at the 'point of care.' We'll be providing them with health information that matters -- saving lives, money and time. No other company in our industry is more focused on using the Internet to increase communication and interaction between physicians, patients and other health professionals than the new organization that will come from this merger."
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The Company also reported these significant recent events:

- Beyond the proposed merger with MedicaLogic, Medscape announced in early March the planned acquisition of Dialog Medical, a leading provider of electronic informational documents such as consent forms, questionnaires, diets, pre- and post-operative instructions and education forms. The acquisition brings strategic value to MedicaLogic/Medscape's previously announced plans to focus on the point of care.

- Medscape announced in March a strategic alliance with the United Information Healthcare Group (UIHG), one of the world's top three primary research organizations to serve the medical industry. Medscape and UIHG plan to provide pharmaceutical companies worldwide with new market research tools capitalizing on the speed, reach and cost efficiencies of the Internet.

- In late February, Medscape and The National Committee for Quality Assurance
(NCQA) announced that the revolutionary new NCQA Health Plan Report Card database was launching simultaneously on both organizations' sites. The Health Plan Report Card, providing consumers with access to the most comprehensive health plan quality information available anywhere, evaluates and rates health plans in several categories and allows consumers to find the right plan for themselves and their families. Medscape's management will conduct a conference call tomorrow morning at 10:00 a.m. Eastern Time to discuss the first quarter 2000 results, as well as the Company's strategies. Investors and interested parties may listen to the call via a live Webcast accessible through the Company's investor relations site, http://investor.medscape.com. To listen, please register and download audio software at the site at least 15 minutes prior. A replay will be available on the site as well as via telephone for 48 hours beginning at noon Eastern time, April 26, at 1-800-633-8284 or 1-858-812-6440, reservation # 14913711.

ABOUT MEDSCAPE, INC. Medscape, Inc. (NASDAQ NM: MSCP), a leading provider of authoritative health and medical information on the Internet since 1995, currently operates two primary healthcare Web sites, medscape.com and CBSHealthWatch by Medscape. As of March 31, 2000 Medscape, Inc.'s sites had more than 2.2 million registered members worldwide, including over 350,000 registered as physicians, one million registered as allied health professionals and 800,000 registered as consumers.

Medscape.com, www.medscape.com, provides comprehensive, authoritative and timely medical information and interactive programs to physicians, allied healthcare professionals and consumers, and includes the following specialty sites and pages: Medscape Japan, http://japan.medscape.com, Medscape General Medicine, or MedGenMed, www.medscape.com/journal/MedGenMed, believed to be the first and only peer-reviewed online general medical journal; Medical Office Management, http://medoffice.medscape.com, Medscape Nursing, http://nursing.medscape.com; Medscape Pharmacists, http://pharmacists.medscape.com; Medscape Med Students, http://medstudents.medscape.com; and Today on Medscape, http://www.medscape.com/today, featuring the latest health and medical news.
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The Company also operates CBSHealthWatch by Medscape,
http://cbs.healthwatch.com, the recently launched consumer site designed to help families and individuals make better informed healthcare decisions and to simplify management of their healthcare needs. Developed jointly with CBS Corporation, the site provides personalized, authoritative medical content written for the consumer, access to professional content on medscape.com and interactive personal health management tools, such as health diaries. CBS and the CBS eye device are registered trademarks of CBS Broadcasting Inc.

Investors and security holders are urged to read the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by MedicaLogic, Inc. (NASD:MDLI) with the Securities and Exchange Commission (SEC) in connection with the proposed merger with Medscape, Inc. because it contains important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus filed by MedicaLogic with the SEC at the SEC's Web site, www.sec.gov.

The statements made in this press release contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve a number of risks and uncertainties. Actual events or results may differ from the Company's expectations.

                            (Financial Tables Follow)

                                 Medscape, Inc.
                            Statements of Operations
                        (in thousands, except share data)

                                           First Quarter
                                               Ended
                                      3/31/00         3/31/99
                                      -------         -------
Revenue                               $ 6,009        $ 1,644
                                      -------        -------
Operating Expenses:

Editorial, Production, Content
             and Technology             5,555          1,268

Sales & Marketing                      18,547          1,247

General & Administrative                2,167            562

Merger Costs                            2,366              0

Deferred Stock Comp. Expense              810            298

Depreciation & Amortization                                   741                   95
                                                     ------------         ------------

Total Operating Expenses                                   30,186                3,470
                                                     ------------         ------------
Loss from Operations                                      (24,177)              (1,826)
                                                     ------------         ------------
Interest Income                                               490                   81
                                                     ------------         ------------
Net Loss                                             $    (23,687)        $     (1,745)
                                                     ============         ============
Basic and Diluted Net Loss per Share                 $       (.53)        $       (.25)

Weighted Average Shares                                44,827,358            6,871,000

Supplemental Information:

Net Loss, Excluding Deferred Stock
Compensation Expense and
Merger-related Costs                                 $    (20,511)        $     (1,447)

Basic and Diluted Net Loss per Share,
excluding Deferred Stock Compensation Expense
and Merger-related Costs                             $       (.46)        $       (.21)


                                 Medscape, Inc.
                                 Balance Sheets
                                 (in thousands)

                                                                                      3/31/99        12/31/99
                                                                                      -------        -------
Assets
Current Assets
Cash and Investment Securities                                                        $28,514        $40,819
Accounts Receivable                                                                     6,320          5,946
Prepaid Expenses and Other Assets                                                      14,539         15,256
                                                                                      -------        -------
Total Current Assets                                                                   49,373         62,021

Fixed Assets - Net                                  7,962             7,568
Intangible Assets and Goodwill - Net               12,068            12,590
Investment in Softwatch                             3,156             3,156
                                                ---------         ---------
Total Assets                                    $  72,559         $  85,335
                                                =========         =========
Liabilities and Stockholders' Equity

Current Liabilities
Accounts Payable and Accrued Liabilities        $  10,108         $   9,567
Deferred Revenue                                    1,016             1,580
                                                ---------         ---------
Total Current Liabilities                          11,124            11,147

Stockholders' Equity
Common Stock                                          453               447
Additional Paid-In Capital                        266,378           266,196
Deferred Stock Compensation                        (6,501)           (7,984)
Treasury Stock                                        (78)               (3)
Contribution of Services                         (135,395)         (145,224)
Warrants                                            6,353             6,840
Note Receivable from Stockholder                     (628)             (628)
Unrealized Loss on Investment Securities
Available for Sale                                    (39)              (36)
Accumulated Deficit                               (69,108)          (45,420)
                                                ---------         ---------
Total Stockholders' Equity                         61,435            74,188
                                                ---------         ---------
Total Liabilities & Stockholders' Equity        $  72,559         $  85,335
                                                =========         =========

CONTACT:       Lippert/Heilshorn & Associates
               John Nesbett
               212/838-3777
               jgn@lhai.com
                  or
               Medscape
               David Fluhrer
               212/760-3138
               david_fluhrer@mail.medscape.com
                  or
               Mary Ellen Adipietro
               212/838-3777
               mary@lhai.com